Scythian Biosciences announces LICENSING AGREEMENT with Isodiol international inc.

— Scythian MAKES $2 Million INVESTMENT ALONGSIDE Serruya Private Equity, — AND the Delavaco Group

— Isodiol recently awarded the highly coveted UK government approval for — natural CBD ISOLATE as AN active pharmceutical ingredient

Toronto, ON – May 7, 2018 – Scythian Biosciences Corp. (the “Company” or “Scythian”) (TSXV:SCYB) (Frankfurt:9SB) (OTC – Nasdaq Intl:SCCYF) is pleased to announce that it has signed a letter agreement (the “Agreement”) with Isodiol International Inc. (“Isodiol”), (CSE:ISOL) a market leader in pharmaceutical grade phytochemical compounds and an industry leader in the manufacturing and development of CBD consumer products, to import and distribute Isodiol products to certain countries in the Caribbean, Central America, and South America, including Argentina, Colombia and Jamaica. The term of the Agreement shall be for an initial period of five years, with the ability of the parties to extend the five year period upon mutually agreed upon terms.

Scythian has also committed to invest $2,000,000 into Isodiol, in exchange for 2,739,726 units in Isodiol (“Units”), with each Unit consisting of one common share of Isodiol (“Common Share”) and one whole Common Share purchase warrant (“Warrant”). Each Warrant is exercisable for a period of three years from the issue date at a price of $1.00 per Common Share.

“Scythian shares Isodiol’s commitment to developing the purest and most advanced medical cannabis products for patients in need,” said Rob Reid, CEO of Scythian. “On the heels of Isodiol’s milestone approval by the United Kingdom’s Medicines and Healthcare Products Regulatory Agency, we’re proud to be able to tap into Isodiol’s experienced, top tier team of chemists, technicians and professors that yield the purest government-approved CBD oil available for the advancement of the industry’s understanding and application of medical cannabis.”

On April 26, 2018, Isoldiol’s wholly owned subsidiary, BSPG Laboratories, LTD., received approval from the United Kingdom’s Medicines and Healthcare Products Regulatory Agency (MHRA), for the manufacture of the active substance Cannabidiol (CBD). Isodiol is now able to export the pure, natural CBD anywhere in the world, including Argentina, Colombia and Jamaica, subject to pharmaceutical regulations. This approval establishes Isodiol as a secure and reliable supplier positioned to serve the rapidly increasing demand for CBD research and drug development.

“Scythian and Isodiol share a common goal of providing alternative prevention and treatment methods to consumers around the globe,” said CEO of Isodiol, Marcos Agramont. The Scythian management team has excelled in their pursuit of global expansion and these additional distribution channels in the Caribbean, Central America, and South America will not only allow Isodiol to enter additional market places, but also enables us to partner with a top research and development company in the sector.”

As Scythian strives to complete its previously announced corporate acquisitions in Argentina, Colombia and Jamaica, the Company continues to evaluate other strategic opportunities for additional products to deliver through the Company’s medical cannabis distribution channels. Scythian’s venture to distribute Isodiol products to international markets is subject to approval from the TSX Venture Exchange.

About Scythian Biosciences Corp.

Scythian is a research and development company committed to advancing prevention and treatment efforts for concussion and traumatic brain injury with its proprietary cannabinoid-based combination drug therapy.

Scythian’s mission is to be the first accepted drug regimen for the treatment of concussion. Scythian is partnered with the University of Miami and its neuroscientific team to conduct pre-clinical and clinical trials of its drug regimen. Through the Company’s collaborative efforts with the university, Scythian has access to the university’s extensive network of experts in the fields of traumatic brain injury and concussion. These connections provide Scythian with the ability to conduct its clinical studies at world-class facilities by widely recognized medical professionals.

Scythian has initiated its international expansion by launching additional cannabis-related activities across the globe. These significant endeavours complement the Company’s research and development efforts to enhance the many medical applications of cannabis.

Scythian is evaluating several strategic initiatives and pursuing partnerships with local cultivators, pharmaceutical import and distribution entities and universities in North America, South America, the Caribbean and beyond. This comprehensive approach positions Scythian as a potential global frontrunner in the research and development of medical cannabis.

Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

CONTACT INFORMATION

Scythian Biosciences Corp.

Rob Reid, CEO

Phone: (212) 729-9208

Email: info@scythianbio.com

For media inquiries, please contact:

David Schull or Nic Johnson

Russo Partners

(858) 717-2310

david.schull@russopartnersllc.com

nic.johnson@russopartnersllc.com

Cautionary Statements

This press release contains certain forward-looking information and statements (“forward-looking information”) within the meaning of applicable Canadian securities legislation, that are not based on historical fact, including without limitation, statements containing the words “believes”, “anticipates”, “plans”, “intends”, “will”, “should”, “expects”, “continue”, “estimate”, “forecasts” and other similar expressions. Such forward-looking information includes information relating to the terms of the Company’s proposed distribution of Isodiol products and the Company’s plans for future growth.

Readers are cautioned to not place undue reliance on forward-looking information. Forward-looking information is subject to a number of risks and uncertainties that may cause actual results or events to differ materially from those contemplated in the forward-looking information, and even if such actual results or events are realized or substantially realized, there can be no assurance that they will have the expected consequences to, or effects on the Company. Such risks and uncertainties include, among other things: that Isodiol may not be able to supply the Company with its products in sufficient quality or quantity in accordance with the terms of the Agreement; that a market for Isodiol’s products fails to materialize, that the Company is unable to complete its acquisitions in Argentina, Colombia and Jamaica for any reason, and that the Company is unable to obtain the requisite regulatory approvals to proceed with the venture including, without limiting the foregoing, the approval of the TSX Venture Exchange.

Although the Company has attempted to identify important factors that could cause actual results or events to differ materially from those contained in the forward-looking information, there can be other factors that cause results or events to not be as anticipated, estimated or intended, including, but not limited to: the Company’s ability to comply with all applicable governmental regulations in a highly regulated business; the risk of investing in target companies or projects which have limited or no operating history and are engaged in activities currently considered illegal under US federal laws; changes in laws; reliance on management; requirements for additional financing; competition; inconsistent public opinion and perception regarding the medical-use and adult-use marijuana industry and; regulatory or political change. Additional risk factors can also be found in the Company’s annual information form filed on SEDAR and available at www.sedar.com.

The forward-looking information contained in this press release are expressly qualified by this cautionary statement and are made as of the date hereof. The Company disclaims any intention and has no obligation or responsibility, except as required by law, to update or revise any forward-looking information, whether as a result of new information, future events or otherwise.